(English Translation)

Contract Registration No. 20096101021102

Technical Cooperation Agreement

Name of Project:	Cooperative Research of Aquaculture Vaccine Technology

Party A:	Xian Tianxing Bio-Pharmaceutical Co., Ltd. (stamp)

Party B:	China Fourth Military Medical University (stamp)

Place of Execution:	Xi’an, Shaanxi Province, China

Date of Effective:	September 23, 2009

Term of Validity:	From September 23, 2009 to the date when the performances under the terms of the Agreement are complete.

Pursuant to the Contract Law of the People’s Republic of China, the Patent Law of the People’s Republic of China and other related laws and regulations, and based on Party A’s knowledge of Party B’s background of science and technology research, Party A and Party B hereby enter into the Technical Cooperation Agreement (the “Agreement”) on research and development project of aquaculture vaccine technology (the “Project”):

Article I. The Parties

Party A: Xian Tianxing Bio-Pharmaceutical Co., Ltd.

Party B: China Fourth Military Medical University

(Collectively, the “Parties”)

Article II. Background

As the Parties commence on the application stage of the scientific research of certain aquaculture vaccine technology, the Parties agree to work together in further research and development of the technology so as to transform the fruit of scientific research into economic profit of both Parties.

The cooperative research is on two patented technologies held by Party B, namely “Fish Disease Vaccine Kit” (Patent No. ZL00113923.1) and “Fish Disease Monoclonal Antibody Therapy” (Patent No. ZL00113926.6) (collectively the “Technologies”). The Technologies are able to diagnose and cure fish diseases caused by certain type of virus.

Based on the research and development plan proposed by Party B, Party A agrees to provide a research fund of RMB 6,000,000 for the Project. Such fund will also cover the process of applying the drug license and governmental approvals for the manufacture and sales of the end products.

Article III. Rights and Duties of the Parties

1.	Party A shall provide the research fund to Party B for research and development of the Technologies.

2.	Party A shall be responsible for documentation of information and materials related to the Technologies, application for drug licenses, manufacture and sales of the end products.

3.	Party B shall complete the clinical trials and the regional testing of the Technologies so as to meet the standard of patentable technologies.

4.	Party B shall train the technical personnel of Party A to operate the manufacturing process.

Article IV. Payment

1.	Party A shall pay the research fund of RMB 6,000,000 in installments. The fund shall be wired to Party B’s account below:

Beneficiary: China Fourth Military Medical University
Bank Account: Industry and Commerce Bank of China, Gongyuan Road Office
Account No. _________________________

2.	Installments
(1)	Within 10 business days of the effective date of the Agreement, Party A shall pay RMB 1,000,000 as the start-up fund for the Project.

(2)
After the clinical trials and regional testing for the Fish Disease Vaccine Kit are complete, Party B shall deliver the research documents and materials to Party A. Party A shall pay RMB 3,200,000 within 10 business days of the delivery date.

(3)
After the clinical trials and regional testing for the Fish Disease Monoclonal Antibody Therapy are complete, Party B shall deliver the research documents and materials to Party A. Party A shall pay the remaining RMB 1,800,000 within 10 business days of the delivery date.

V. Intellectual Property

1.
Both Parties are entitled to apply for state innovation fund and industry fund (Party A shall be the first applicant and Party B shall be the second applicant). The distribution of granted fund is subject to further consultation between the Parties.

2.
Both Parties are entitled to the right of authorship, the right of fame and the right to apply for awards of the Project (Party B shall be the first right holder and Party A shall be the second right holder).

3.	Any new patentable technology generated from the Project shall be jointly owned by both Parties and shall not be transferred to a third party without consent of both Parties.

VI. Confidentiality

The Parties shall keep confidential all information and documents related to the Project. The Parties are obliged to maintain confidentiality even upon any amendment, cancellation or termination of this Agreement. If one party discloses the confidential information and cause economic loss to the other party, the disclosing party shall be liable for the monetary damages to the other party.

VII. Breach of Agreement

1.
The Parties shall comply with the terms and conditions under this Agreement. Except agreed otherwise under this Agreement, any party who breaches the Agreement shall be liable pursuant to the Contract Law of the People’s Republic of China.

2.
If Party A fails to provide the research fund as provided by this Agreement, Party B shall have the right to suspend its performance under this Agreement upon written notice to Party A. Party B shall continue its performance if Party A pays the research fund within 30 days of the notice date; otherwise Party B may terminate the Agreement and keep the fund that has already been paid.

VIII. Waiver

1.
If any party is rendered unable to perform such party’s obligations under this Agreement by some unforeseen event beyond the control of such party (such as the outbreak of war, natural disaster, or a major change of national or military policies), such party shall notify the other party within 15 days upon the occurrence of the event, if possible, and provide proof of such event and such party’s inability to perform within one month from the occurrence of the event. Depending on the degree of such event’s impact on the performance of this Agreement, the Parties may agree through consultation to terminate the Agreement, or exempt the affected party from some of its obligations, or delay the performances under the Agreement.

2.	If the Project cannot be complete due to the limit of the current level of science and technologies, both Parties may be exempted from their obligations under this Agreement through consultation.

IX. Miscellaneous

1.
Party B shall make certain that there is no defect to the title of the patented Technologies. Party B shall be liable for any claim of patent title raised by a third party and any damage caused to Party A.

2.	Party B shall make certain that its research activities are in line with all requirements of the study of patentable technologies.

3.	After obtaining drug license issued by the Ministry of Agriculture, the Parties shall further consult the matters concerning the transfer of technologies.

X. Term and Execution of Agreement

This Agreement is executed in the city of Xi’an and shall remain in effect until the performances under this Agreement are complete.

XI. Dispute Resolution

1.
Due to the complexity and duration of the Project, the Parties may enter into supplemental agreement for any unsettled matters. Such supplemental agreement shall become an indivisible part of this Agreement and shall have the same effect as this Agreement.

2.
The Parties shall try to resolve any dispute arising from this Agreement through consultation or mediation. If the Parties prefer not to consult or mediate, or if no resolution can be reached through consultation or mediation, the Parties may submit the dispute to the Arbitration Committee located in Xi’an.

XII. Effect of the Agreement

1.	This Agreement shall become effective upon execution by the legal representatives of the Parties. Both signatures and official seals are required for executing this Agreement.

2.	This Agreement is executed into six duplicates. Each party holds three duplicates. All duplicates shall have the same legal effect.